CFT Securities, LLC
Schedule of Segregation Requirements and Funds in Segregation for
Customers Trading on U.S. Commodity Exchanges and Schedule of Secured
Amounts and Funds held in Separate Accounts for Foreign Futures and
Foreign Options Pursuant to the Commodity Exchange Act
December 31, 2015

The Company does not carry any customer regulated commodity futures, foreign futures, or foreign option accounts. Therefore, the Company has no reporting requirement.